Exhibit 99.1

Translation for information purpose only

INVENTIVA

Société Anonyme with a Board of Directors

with a share capital of EUR 1,459,512.74

Registered office: 50, rue de Dijon, 21121 Daix

537 530 255 Trade and Companies Registry of Dijon

Notice of meeting

The shareholders of INVENTIVA (the "Company") are hereby informed that the Ordinary and Extraordinary general meeting (the “General Meeting”) will be held on November 27, 2025 at 9:00 a.m., at the Hôtel Villa M, 24-30, boulevard Pasteur – 75015 Paris, France.

As a reminder, the agenda of the General Meeting, unchanged from that published in the notice of meeting published in the Bulletin des Annonces Légales et Obligatoires (BALO) n°126 dated October 20th, 2025, is as follows:

Agenda

Reading of the report of the Board of Directors;

Ordinary items

1.	Approval of the compensation policy for the Chief Executive Officer for the 2025 financial year (applicable from November 27 to December 31);

2.	Approval of the settlement agreement entered into between the Company and Mr. Frédéric Cren in accordance with Articles L. 225-38 et seq. of the French Commercial Code;

3.	Partial waiver of the attendance and performance conditions associated with the grant of free shares to Mr. Frédéric Cren under the AGA 2024-1 and AGA 2025-1 plans;

Extraordinary items

4.	Authorization to the Board of Directors to grant share subscription and/or share purchase options to corporate officers and employees of the Company or companies of the group, entailing the waiver by shareholders of their preferential rights to subscribe for shares issued following the exercise of stock options;

5.	Delegation of authority to the Board of Directors to increase the share capital of the Company by issuance of ordinary shares or securities giving access to the share capital of the Company immediately or in the future by the Company reserved for members of a company savings plan to be set up by the Company under the conditions provided for in Article L.3332-18 et seq. of the French Code du travail, without shareholders' preferential subscription rights;

Ordinary item

6.	Powers to carry out formalities.

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The draft resolutions to be submitted to the vote of the General Meeting were published in the meeting notice of the Bulletin des Annonces Légales Obligatoires on October 20, 2025 (bulletin n°126) and remain unchanged.

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Translation for information purpose only

INFORMATION

Shareholder status

In accordance with Article R. 22-10-28 of the French Commercial Code, shareholders may participate in the General Meeting, if they can prove:

-	in the case of registered shares: that the shares are registered in the Company's registered securities accounts at 0:00 a.m. Paris time on Tuesday, November 25, 2025;

-	in the case of bearer shares: that the shares are registered (where applicable, in the name of the intermediary registered on behalf of the shareholder concerned in accordance with legal and regulatory requirements) in the bearer securities accounts held by their authorized intermediary at 0:00 a.m. Paris time on Tuesday, November 25, 2025. Authorized intermediaries will issue a certificate of share ownership, attached to the postal voting form or proxy form drawn up in the name of the shareholder or on behalf of the shareholder represented by the registered intermediary.

Only shareholders who can prove their status as such at 0:00 a.m. Paris time on Tuesday, November 25, 2025, under the conditions set out above, may participate in this General Meeting.

How to participate in the General Meeting

Shareholders have several options for participating in the General Meeting. They may (1) vote by physically attending the General Meeting or (2) vote remotely or by proxy (a) by mail or (b) via the Internet.

In accordance with the provisions of Article R. 22-10-28 III of the French Commercial Code, once a shareholder has already cast their vote remotely, sent a proxy, or requested their admission card or certificate of attendance to attend the General Meeting, he or she may no longer choose another method of participation.

1.	Voting while physically attending the General Meeting

Shareholders wishing to attend the General Meeting in person must request an admission card as soon as possible in order to receive it in good time, namely:

-	for all registered shareholders: either by returning the completed and signed form using the prepaid envelope enclosed with the notice of meeting received by post; by logging on to https://sharinbox.societegenerale.com, using their usual access codes or their login email address (if they have already activated their Sharinbox by SG Markets account), accompanied by the password already in their possession. The password for logging in to the website was sent to them by mail when they first contacted Société Générale Securities Services. It can be resent by clicking on "Obtain your codes" on the website's home page. Once logged in, follow the instructions on the screen to access the VOTACCESS platform and request your admission card. Registered shareholders who have not received their admission card may attend the General Meeting without prior notification, provided they bring proof of identity.

-	For all bearer shareholders: either by asking the authorized intermediary who manages their securities account to send them an admission card. If the admission card has not been received by 0:00 a.m. Paris time on Tuesday, November 25, 2025, shareholders should ask the authorized intermediary managing their securities account to issue them with a certificate of participation in order to prove their shareholder status; or by logging into the Internet portal of their account-holding institution with their usual access codes. They must then click on the icon that appears on the line corresponding to their Inventiva shares to access the Votaccess website and follow the procedure indicated on the screen. Only bearer shareholders whose account-holding institution has joined the Votaccess website will be able to apply for an admission card online.

On the day of the General Meeting, all shareholders must provide proof of their status during the registration formalities.

Translation for information purpose only

2.	Voting remotely or by proxy

Shareholders who do not attend the General Meeting may vote remotely or be represented by giving proxy to the Chairperson of the General Meeting, their spouse, their civil union partner, another shareholder, or any other individual or legal entity of their choice under the conditions set out in Articles L. 225-106 and L. 22-10-39 of the French Commercial Code.

In accordance with the provisions of Article R. 225-79 of the French Commercial Code, the proxy given by a shareholder to be represented must be signed by the shareholder. The shareholder shall indicate their surname, first name, and domicile, and may designate a proxy, specifying the proxy's surname, first name, and address or, in the case of a legal entity, the name or business name and registered office. The proxy may not be replaced by another person.

It is specified that, for any proxy without indication of a proxy holder, the Chairperson of the General Meeting will cast a vote in favor of the adoption of the draft resolutions presented or approved by the Board of Directors, and a vote against the adoption of all other draft resolutions. To cast any other vote, shareholders must choose a proxy who agrees to vote in accordance with the instructions of the principal.

a.	To vote by mail or by proxy by post:

For registered shareholders: a postal or proxy voting form will be sent to them directly. This form should be returned using the prepaid envelope enclosed with the notice of meeting.

For bearer shareholders: as of today, the postal or proxy voting form can be requested from the intermediaries who manage their securities. All requests must be sent by the relevant financial intermediary to Société Générale, Service des assemblées, 32, rue du Champ de Tir, CS 30812, 44308 Nantes Cedex 3 no later than six days before the date of the General Meeting (Article R. 225-75 of the French Commercial Code). The single form for voting by mail or proxy must be accompanied by a certificate of share ownership issued by the financial intermediary, who must send these documents to Société Générale, Service des assemblées, 32, rue du Champ de Tir, CS 30812, 44308 Nantes Cedex 3.

In all cases, the duly completed and signed postal or proxy voting form (accompanied by the certificate of share ownership for bearer shares) must be returned so that it is received by Société Générale's Shareholders' Meeting Department or the Company no later than three (3) days before the date of the General Meeting (i.e. Monday, November 24, 2025).

b.	To vote or give proxy via the internet

Shareholders may also submit their voting instructions and appoint or revoke a proxy online prior to the General Meeting on the Votaccess website, under the following conditions:

-	for registered shareholders: they can access Votaccess to vote or give proxy via the Internet by logging on to https://sharinbox.societegenerale.com, using their usual access codes or their login email address (if they have already activated their Sharinbox by SG Markets account), along with the password already in their possession. The password for logging in to the website was sent to them by mail when they first registered with Société Générale Securities Services. It can be resent by clicking on "Obtain your codes" on the website's home page. Once logged in, follow the instructions on the screen to access the VOTACCESS platform.

They may also appoint or revoke a proxy by sending an email with an electronic signature, obtained from a third-party certifier authorized under the legal and regulatory conditions in force, to the email address agiva27112025@inventivapharma.com, specifying their surname, first name, address, and Société Générale ID number for registered shareholders (information available at the top left of their account statement) or their ID number with their authorized intermediary for nominee-registered shareholders, as well as the surname, first name, and address of the proxy appointed or revoked;

SGSS is available to answer any questions shareholders may have from 9 a.m. to 6 p.m. on + 33 (0)2 51 85 67 89;

Translation for information purpose only

-	For bearer shareholders: they must log in to their account-holding institution's website using their usual access codes. They must then click on the icon that appears on the line corresponding to their Inventiva shares to access the Votaccess website and follow the procedure indicated on the screen.

Please note that only bearer shareholders whose account-holding institution has joined Votaccess will be able to vote, appoint or revoke a proxy online.

If the shareholder's account-holding institution is not connected to Votaccess, notification of the appointment and revocation of a proxy may nevertheless be made electronically in accordance with the provisions of Articles R. 22-10-24 and R. 225-79 of the French Commercial Code, as follows: by sending an email bearing an electronic signature, obtained from a third-party certifier authorized under the legal and regulatory conditions in force, to the email address agiva27112025@inventivapharma.com specifying their surname, first name, address, and full bank details for their securities account, as well as the surname, first name, and address of the proxy appointed or revoked, and then requesting their authorized intermediary who manages their securities account to send written confirmation to Société Générale, Service Assemblées.

In order for the appointments or revocations of proxies, duly signed and completed, to be validly taken into account, they must be received by the Company no later than Monday, November 24, 2025, for notifications made electronically.

The revocation of a proxy must be made in the same form as that used for its appointment.

The secure Votaccess platform will be open from Friday, November 7, 2025, at 9:00 a.m. Paris time. The possibility of voting, appointing or revoking a proxy via the Internet prior to the General Meeting will end on Wednesday, November 26, 2025, at 3 p.m. Paris time. Shareholders are advised not to wait until the last few days before the General Meeting to enter their instructions.

It should be noted that, in accordance with the provisions of Article R. 22-10-28 of the French Commercial Code:

-	any shareholder who has completed any of the above formalities may sell all or part of their shares. However, if the sale takes place before the second (2nd) business day preceding the General Meeting at 0:00 a.m., Paris time, i.e., Tuesday, November 25, 2025, the Company or its proxy shall invalidate or modify, as the case may be, the remote vote or proxy vote cast. To this end, the authorized account-keeping intermediary shall notify the Company or its proxy of the transfer and provide it with the necessary information;

-	if the transfer occurs after this deadline, it does not have to be notified by the authorized intermediary or taken into consideration by the Company, notwithstanding any agreement to the contrary.

Submission of written questions

In accordance with the provisions of Article R. 225-84 of the French Commercial Code, each shareholder shall be entitled to submit written questions of their choice to the Board of Directors no later than the fourth (4th) business day preceding the date of the General Meeting, i.e., Friday, November 21, 2025.

Requests for the submission of written questions must be sent to the Company's registered office by registered letter with acknowledgment of receipt. They must be accompanied by a certificate of registration in the account.

Right of communication

All documents and information provided for in Article R. 22-10-23 of the French Commercial Code (in particular the text of the draft resolutions submitted to the General Meeting by the Board of Directors) may be consulted on the Company's website (www.inventivapharma.com) from the twenty-first day preceding the General Meeting, i.e., Thursday, November 6, 2025.

All documents referred to in Articles R. 225-89 et seq. of the French Commercial Code will be made available to shareholders at the Company's registered office from the date of publication of the notice of meeting or on the fifteenth day preceding the General Meeting at the latest, depending on the document concerned.

Translation for information purpose only

As from the notice of meeting, shareholders may ask the Company to send them the documents and information mentioned in Articles R. 225-81 and R. 225-83 of the French Commercial Code, up to and including the fifth day, preferably by email (agiva27112025@inventivapharma.com) or at the head office by registered letter with acknowledgment of receipt. To this end, the shareholder shall indicate one's e-mail address in the request so that the Company can validly send him said documents in return. Bearer shareholders must provide proof of this status by sending a certificate of registration.

Audiovisual broadcast

In accordance with Article R. 22-10-29-1 of the French Commercial Code, the General Meeting will be broadcast live in its entirety via the following link: https://inventivapharma.com/fr/investisseurs/assemblees-generales/. A recording of the General Meeting will be available on the Company's website no later than seven (7) business days after the date of the General Meeting and for at least two (2) years from the date it is posted online.

The Board of Directors